40-33

AIM INVESTMENTS

811-08038
Invesco Variable Inv. Funds.
Branch 20

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

SEC MAIL PROCESSING SECTION RECEIVED AUG 2 7 2007

August 24, 2007

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by AMVESCAP PLC, INVESCO Funds Group, Inc. (1940 Act Registration No. 801-1569) and Raymond R. Cunningham

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AMVESCAP PLC, INVESCO Funds Group, Inc. and Raymond R. Cunningham, a **letter from plaintiff with attached opinion** in *Miriam Calderon, individually and on behalf of all others similarly situated v. AMVESCAP PLC, et al.* and *Case No. MDL-1586 In Re: AIM, Artisan, INVESCO, Strong, and T. Rowe Price Mutual Fund Litigation in the Multi-District Litigation pending in the United States District Court for the District of Maryland.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

PROCESSED
SEP 1 1 2007
THOMSON
FINANCIAL

07060178

S:\srr\Litigation\Calderon v AVZ\Corr\L-082407SEC.doc
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bcc: without enclosures
Lisa Brinkley
Jan Burgess
John Gerke
John Zerr

HARWOOD FEFFER LLP
488 MADISON AVENUE
NEW YORK, NEW YORK 10022

TELEPHONE: (212) 935-7400
TELECOPIER: (212) 753-3630

August 22, 2007

VIA FEDEX

Patricia S. Conner, Clerk
U.S. Court of Appeals for the Fourth Circuit.
1100 East Main Street, Suite 501
Richmond, VA 23219

Re: Wangberger v. Janus Capital Group, Inc., No. 06-2003
Calderon v. Amvescap PLC, No. 06-2176 ; and
Corbett v. Marsh & McLennan Cos., No. 06-2177

Dear Ms. Conner:

In accordance with Fed. R. App. P. 28(j), Plaintiffs-Appellants in the above appeal write to advise the Court of a decision that directly bears on the matter before it. On August15, 2007, the United States Court of Appeals for the Sixth Circuit, in the matter entitled Bridges v. American Electric Power Co., Inc., No. 06-4100, 2007 WL 2316722 (6th Cir. Aug. 15, 2007) ("Bridges"), issued a unanimous opinion wherein the court reversed the district court and held that plaintiff, a former employee and participant in a defined contribution plan who had cashed out of the plan, had standing to sue under ERISA § 502(a) on behalf of a class of similarly situated individuals.

The Sixth Circuit, "[f]ollowing the Seventh Circuit's lead," held that such former employees meet the definition of "participant" and thus have statutory standing to sue under ERISA section 502(a)(2). See Bridges, 2007 WL 2316722, at *2. The court found "persuasive" the Seventh Circuit's "thorough analysis" of the "participant" standing issue in Harzewski v. Guidant Corp., 489 F.3d 799, 804 (7th Cir. 2007) ("Harzewski"), Bridges, at *2, and noted that "[t]he Third Circuit recently reached the same conclusion," Id. at *3, n. 2 (referencing Graden v. Conexant Sys. Inc., 2007 WL 2177170 (3d Cir. July 31, 2007)) ("Graden").

Plaintiffs have previously submitted copies of the Harzewski and Graden decisions to this Court. Because the Bridges decision also directly supports the arguments made by Plaintiffs-Appellants in this matter, we respectfully submit four copies of same for the Court's consideration.

Respectfully submitted,

Samuel K. Rosen

SKR:cs

cc: Maeve L. O'Connor, Esq. (via FedEx)
Debevoise & Plimpton LLP

Paul Blankenstein, Esq. (via FedEx)
Gibson, Dunn & Crutcher LLP

James Carroll, Esq. (via FedEx)
Skadden, Arps, Slate, Meagher
& Flom LLP

Kristen Lindberg, Esq. (via FedEx)
U.S. Department of Labor

Carol Connor Flowe, Esq. (via FedEx)
Arent & Fox, PLLC

Robin S. Conrad, Esq. (via FedEx)
National Chamber Litigation Center

END